SOS Limited

Building 6, East Seaview Park

298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province

People’s Republic of China

March 11, 2022

VIA EDGAR

Michelle Miller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	SOS Limited
Form 20-F for the fiscal period ending December 31, 2020
Filed May 5, 2021 Form 20-F/A for the fiscal period ending December 31, 2020 Filed October 12, 2021 Form 20-F/A for the fiscal period ending December 31, 2020 Filed January 7, 2022
File No. 001-38051

Dear Ms. Miller:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby supplementally transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 20, 2022 regarding our annual report on Form 20-F previously submitted on May 5, 2021, as amended on January 7, 2022 (the “Form 20-F/A”), and our response to the Staff dated February 14, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 20-F for the fiscal period ending December 31, 2020

Part 1, page 1

1.

We note your revised disclosure in the 20-F/A No.2 in response to prior comment 3. However, we note on page 1 in both Part 1 and Item 3. Key Information you continue to disclose that “VIE Agreements are designed to provide our wholly-foreign owned entity (“WFOE”), Qingdao SOS Investment Management Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE.” As previously requested, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that, you are the primary beneficiary of the VIE for accounting purposes. Please revise your disclosures accordingly.

Provide us with your proposed disclosure prior to filing future amendments.

Response: In response to the Staff’s comment, please see the revised disclosure below.

We are a Cayman Islands holding company conducting a portion of our operations in China through Qingdao SOS Industrial Holding Co., Ltd., a variable interest entity (“VIE”), and its subsidiaries. Investors of our ADSs are not investing in the VIE. Neither we nor our subsidiaries own any shares in the VIE. Instead, for accounting purposes, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated May 14, 2020, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. As a result of these contractual arrangements, which have not been tested in a court of law, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the VIE. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. See “Item 3. Key Information — Contractual Agreements between WFOE and The VIE” for a summary of these VIE Agreements.

Item 3. Key Information, page 1

2.	We note your revised disclosure in the 20-F/A No.2 in response to prior comments 6 and 7. Please address the following:

●	Revise your Introduction on page iv to disclose with entity you refer to as “Parent(s)”;

●	Present the consolidation financial statements on pages 52 and 53 together with your consolidated statement of cash flow in your Contractual Agreements between WFOE and VIE discussion beginning on page 2 in Item 3;
●	Provide us and disclose in tabular form condensed consolidating schedules – depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately – as of the same dates and for the same periods for which audited consolidated financial statements are required. In this regard we note the schedules for 2018 and 2019 were omitted from the amendment filed January 7, 2022 however audited consolidated financial statements for 2018 and 2019 are included in the filing;
●	Tell us and disclose a rollforward of investment in subsidiaries and VIEs that reconciles to “Parents” investment in subsidiaries and VIEs or tell why this is not applicable;
●	Tell us and disclose the nature of Other receivables – net and the basis for the offsetting eliminating “Adjustment effect” of $51,639 to Other payables in the condensed consolidating balance sheet as of December 31, 2020 as disclosed on page 52;
●	Tell us why you have included the “Inter-company account reconciliation and elimination” and the “Long-term investment” schedule on page 53 and 53 and how this information reconciles to the related consolidated financial statements;
●	Tell us and disclose how Cash and Cash Equivalents – “Parents” of $1,450 at the end the year for 2020 disclosed on page 5, related to “Parents” operating expenses for the year ended December 31, 2021 on page 53, was transferred through your organization based on the terms of your VIE agreements disclosed on pages 2 and 3;
●	You disclose on page 5 “cash owed by VIEs to non-VIEs amounted to $43.57 million as of December 31, 2020,” and “no cash was owed to non-VIE entities as of December 31, 2020.” Reconcile these statements and revise your disclosure accordingly; and
●	You disclose that the Company sold 2,600,000 ADSs and warrants to purchase 2,600,000 ADSs issued in a registered direct offering that closed on December 24, 2020, and received net proceeds of $3.6 million and that the funds were subsequently transferred to the VIEs via WFOE. Tell us and revise your disclosures to explain why this transaction is not reflected in “Parents” condensed consolidated cash flow on page 5.

Provide us with your proposed disclosure prior to filing future amendments.

Response: In response to the Staff’s comment, please see the revised disclosures below.

Definition of the Parent and its subsidiaries

SOS Ltd. (“SOS”) is the ultimate Parent or the registrant, which owns 100% of SOS Information Technology New York Inc. (“SOITNY”) and 100% of YBT Ltd. (“YBT”). YBT owns 100% of China SOS Ltd (“CSOS”), CSOS owns 100% of Qingdao SOS Investment Management Co., Ltd. (“WFOE”), and WFOE owns 99% of Qingdao SOS Investment LLP (“SOSIL”).

Definition of VIES

VIEs here include Qingdao SOS Industrial Holding Co., Ltd. (“SOSIH”), which owns 100% of SOS Information Technology Co., Ltd. (“SOSIT”). SOSIT owns 100% of Inner Mongolia SOS Insurance Agency Co., Ltd. (“IMSOS”) and 100% of SOS International Trading Co., Ltd. (“SOSITC”).

Why there is no SOS and its subsidiaries & VIES’ disclosure for the years 2018 and 2019

Financial statements separating SOS (the Registrant) from its subsidiaries & VIES are presented for the years ended 2018, 2019 and 2020. SOS plus its subsidiaries & VIEs equal to the consolidated total. Please refer to the tables below.

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20			31-Dec-19			31-Dec-18
	SOS	Subs & VIEs	Consolidated	SOS	Subs & VIEs	Consolidated	SOS	Subs & VIEs	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	1	3,721	3,722	-	41	41	-	13	13
Accounts receivable,net	-	10,235	10,235	-	8,171	8,171	-	2,721	2,721
Other receivables - net	45,609	1,764	47,373	-	11,512	11,512	-	10,160	10,160
Amount due from related parties	-	3,693	3,693	-	822	822	-	4,100	4,100
Total current assetes	45,610	19,413	65,023	-	20,546	20,546	-	16,994	16,994
Non-current assets:
Operating lease, right-of-use assets	-	4,158	4,158	-	-	-	-	-	-
Property equipment and software,net	-	509	509	-	6	6	-	7	7
Goodwill	-	72	72	-	-	-	-	-	-
Total non-current assets	-	4,739	4,739	-	6	6	-	7	7
Total assets	45,610	24,152	69,762	-	20,552	20,552	-	17,001	17,002
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-	1,078	1,078	-	13,018	13,018	-	9,167	9,167
Amount due to related parties	-	1,909	1,909	-	5,575	5,575	-	7,509	7,509
Operating lease liability-current	-	834	834	-	-	-	-	-	-
Contract liability	-	610	610	-	64	64	-	32	32
Tax payable	-	665	665	-	374	374	-	10	10
Other payables	-	1,681	1,681	-	197	197	-	414	414
Total current liabilities	-	6,777	6,777	-	19,228	19,228	-	17,132	17,132
Operating lease liabilty-noncurrent	-	2,749	2,749	-	-	-	-	-	-
Total non-current liability	-	2,749	2,749	-	-	-	-	-	-
Total liabilities	-	9,526	9,526	-	19,228	19,228	-	17,132	17,132
Shareholder’s equity
Paid up capital	31	29	60	-	6	6	-	6	6
Additional paid-in capital	52,637	963	53,600	-	(6)	(6)	-	(6)	(6)
Retained earnings	(7,058)	12,896	5,838	-	1,340	1,340	-	(135)	(135)
Accumulated other comprehensive income (loss)	-	738	738	-	(16)	(16)	-	5	5
Total Shareholders’ equity	45,610	14,626	60,236	-	1,324	1,324	-	(130)	(130)
Total Liabilities and shareholders’ equity	45,610	24,152	69,762	-	20,552	20,552	-	17,002	17,002

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20			31-Dec-19			31-Dec-18
	SOS	Subs & VIEs	Consolidated	SOS	Subs & VIEs	Consolidated	SOS	Subs & VIEs	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(7,058)	11,462	4,404	-	1,470	1,470	-	-137	(137)
Adjustments to reconcile net income net cash used in
Depreciation of property, plant and equipment	-	2	2	-	2	2	-	1	1
Share-based compensation	506	-	506	-	-	-	-	-	-
Allowance for doubtful accounts - accounts receivable	-	1	1	-	5	5	-	1	1
Allowance for doubtful accounts - other receivable	0	158	158	0	146	146	0	158	81
Loss on acquisition	5,679	-	5,679	-	-	-	-	-	-
Income from disposal of discoutinued opeations	482	(545)	(63)	-	-	-	-	-	-

Changes in operating assets and liabilities
Accounts receivable	-	(2,065)	(2,065)	-	(5,455)	(5,455)	-	(713)	(713)
Other receivables	-	(36,019)	(36,019)	-	(1,498)	(1,498)	-	(7,966)	(7,966)
Amount due from related parties	-	(2,871)	(2,871)	-	3,278	3,278	-	(4,100)	(4,100)
Tax payables	-	292	292	-	364	364	-	4	4
Accounts payable		(11,940)	(11,940)		3,851	3,851		6,995	6,995
Other payables	-	1,484	1,484	-	(217)	(217)	-	(1,750)	(1,750)
Amount due to related parties	-	(3,666)	(3,666)	-	(1,934)	(1,934)	-	7,509	7,509
Contract liabilities	-	546	546	-	32	32	-	30	30
Net cash (used in) generated from operating activities	(391)	(43,161)	(43,552)	-	44	44	-	(45)	(45)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(501)	(501)	-	-	-	-	2	2
Investment in equity	-	0	-	-	-	-	-	-	-
Proceed from disposals of discontiuned operations	-	3,500	3,500	-	-	-	-	-	-
Net cash (used in) generated from investing activities	-	2,999	2,999	-	-	-	-	2	2

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	3,578	-	3,578	-	-	-	-	-	-
Proceed from private equity placement, net of issuance costs	1,000	38,973	39,973	-	-	-	-	-	-
Net cash generated from (used in) financing activities	4,578	38,973	43,551	-	-	-	-	-	-

EFFECT OF EXCHANGE RATES ON CASH	77	606	683	-	(16)	(16)	-	2	2

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	4,264	(583)	3,680	-	28	28	-	(41)	(41)
CASH AND CASH EQUIVALENTTS, beginning of year	1	41	42	-	13	13	-	54	54
CASH AND CASH EQUIVALENTTS, end of year	1	3,721	3,722	-	41	41	-	13	13

From 2018 to 2019, there was only one entity operating in mainland China and it is the only entry under Subsidiaries & VIES, which is equal to its consolidated total.

How investment is recognized in a parent-subsidiary relationship

When a parent invests in a subsidiary, the parent decreases its cash and increases its long-term investment account while the subsidiary will pick up cash and increase its paid-up capital if the investment is in cash or cash equivalent. The investment in Parent will be eliminated against the paid-up capital account of the subsidiary and retained earnings, and the difference will be allocated among goodwill and intangibles if any.

How flow of funds is accounted between the parent and its VIES

There only exists contractual relationships between parents and VIES, so no investment will be recognized between parents and VIES. Fund flows from parents to VIES are lending and borrowing transactions subject to local foreign currency control policies or other forms of regular trading activities and arrangements.

How investment is recognized in a VIE parent and a VIE subsidiary relationship

When a VIE parent invests in a VIE subsidiary, the parent decrease its cash and increases its long-term investment account while the subsidiary will pick up cash and increase its paid-up capital if the investment is in cash or cash equivalent. The investment in Parent will be eliminated against paid-up capital account of subsidiary and retained earnings, and the difference will be allocated among goodwill and intangibles if any.

Investment roll-forward in subsidiaries and VIES

Long term investment rollforward
						2018/12/31	2019/12/31	2020/12/31
		Jurisdiction of	Date of	Accounting	% of	Balance in	Balance in	Balance in
Investors	Investees	Incorporation	Incorporation	Methodology	ownership	US$ “000”	US$ “000”	US$ “000”
SOS		Cayman Island
	YBT	British Virgina Island	29-Feb-20	Consolidation	100%			-
	SOSITNY	New York, USA	15-Jul-20	Consolidation	100%			-
YBT
	CSOS	Hong Kong	19-Jun-19	Consolidation	100%			-

CSOS		Hong Kong
	WOFE	People’s Republic China	7-May-20	Consolidation	100%			3,391

WOFE		People’s Republic China
	SOSIH	People’s Republic China	6-Dec-19	Consolidation	100%			-
	SOSIL	People’s Republic China	21-Dec-20	Consolidation	99%			-

SOSIH		People’s Republic China
	SOSIT	People’s Republic China	2-Mar-16	Consolidation	100%			-
					100%			-
SOSIT		People’s Republic China
	SOSITC	People’s Republic China	4-Sep-20	Consolidation	100%			-
	IMSOS	People’s Republic China	18-Jun-20	Consolidation	100%			537

Total						-	-	3,928

The table above shows that there are only two investment activities during the year, the first one is an investment from CSOS of US$3,391,000 in WFOE and the second one is an investment from SOSIT of US$537,000 into IMSOS. Other than these two investments, no further capital injections were made among SOS, its subsidiaries and VIEs.

Adjustment effect

SOSIT, one of the VIEs, received private equity financing on behalf of SOS of US$38,400,000; it is Other Receivable to SOS, and Other Payable to SOSIT, which is required to be offset upon consolidation.

CSOS received direct public offering funds of US$3,578,000 on behalf of SOS; it is Other Receivable to SOS, and Other Payable to CSOS, which is required to be offset upon consolidation.

Inter-company elimination table

The table was added for the purpose of showing that inter-company transactions should be fully eliminated upon consolidation, as one of the regular consolidation procedures. It is now removed.

Long-term investment table

The table was added to show readers how the company is investing its funds. It will be replaced by roll-forward investment schedule as shown above.

SOS’ operating expenses of US$897,000

US$1,000,000 cash was contributed by eight individual shareholders of SOS and only US$897,000 was received and spent by the year ended December 31, 2020, most of them were spent on professional fees and D&O insurance premiums.

Cash disclosure between SOS, its subsidiaries and VIEs

Cash due from the VIEs to SOS amounted to US$38,973,000 as of December 31, 2020. SOS sold 65,337,649 units at the offering price of $0.281 per unit, each unit consisting of one Class A Ordinary Share and warrant to purchase one Class A Ordinary Share, issued in a private placement closed on November 5, 2020, 53,580,020 units at the offering price of $0.27 per unit, issued in a private placement that closed on August 27, 2020 and 67,445,674 units at the offering price of $0.14634 per unit, issued in a private placement that closed on July 2, 2020. SOSIT, one of the VIEs of SOS, received net proceeds of US$38,973,000 equivalent on behalf of SOS net of fees.

SOS sold 2,600,000 ADSs at the offering price of US$1.55 per ADS and warrants to purchase 2,600,000 ADSs issued in a registered direct offering that closed on December 24, 2020. CSOS received the offering funds on behalf of SOS with net proceeds of US$3,578,000.

No cash was due to its subsidiaries & VIEs by SOS as of December 31, 2020.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Yandai Wang
Yandai Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC